Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

October 31, 2018

Ms. Tonya K. Aldave

Mr. J. Nolan McWilliams

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Moderna, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 9, 2018 CIK No. 0001682852

Dear Ms. Aldave and Mr. McWilliams:

This letter is confidentially submitted on behalf of Moderna, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted on October 9, 2018 (“Amendment No. 1”), as set forth in the Staff’s letter dated October 17, 2018 to Stéphane Bancel, Chief Executive Officer (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (the “Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from Amendment No. 1).

Amendment No. 1 to Draft Registration Statement on Form S-1

Ms. Aldave

Mr. McWilliams

Securities and Exchange Commission

October 31, 2018

General

1.    We note your response to our prior comment 2. Please revise throughout the prospectus to remove assertions relating to product safety and efficacy. For example, refer to the following statements:

•	“[a]lthough the tested doses demonstrated sufficient safety and tolerability to warrant further study. . ..” on page 3;

•

“[o]f these ten clinical stage programs, all have demonstrated sufficient safety and tolerability in Phase 1 studies to warrant continued advancement within a trial or for further development” on page 3;

•	“[i]n preclinical studies for our systemic therapeutic development candidates that use our novel LNP systems, we have generally demonstrated safe, repeatable dosing” on page 132;

•	“[w]e have repeatedly demonstrated safety and tolerability of our mRNA and LNP systems in several preclinical studies . . .” on page 136;

•	“[b]ased on data observed to date, five of five Phase 1 clinical trials have shown safety and tolerability that support advancement to further clinical development” on page 146; and

•	“[w]e have demonstrated preclinical efficacy in a PA mouse model in a long-term repeat dose study” on page 241.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on pages 3, 129, 130, 131, 132, 134, 136, 145, 146, 150, 151, 152, 159, 160, 165, 166, 168, 169, 177, 181, 182, 183, 189, 190, 193, 194, 209, 229 and 240 of Amendment No. 2 in response to the Staff’s comment.

2.    We note that the forum selection provision in Section 8 of Exhibit 3.4 and described on page 77 of your filing identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in your governing documents and the related filing disclosure states this clearly.

Ms. Aldave

Mr. McWilliams

Securities and Exchange Commission

October 31, 2018

Response to Comment No. 2: The Company respectfully advises the Staff that it has clarified the scope of the exclusive forum provision by revising Article VI, Section 8 of Exhibit 3.4 and the associated disclosure on page 77 of Amendment No. 2 in response to the Staff’s comment.

Overview

Our pipeline and progress, page 3

3.    We note your response to our prior comment 3. In your response, you state that the undisclosed vaccine is a material part of your pipeline. Given this, please provide us with your analysis why you believe it is appropriate not to include material information about your product candidates. In the alternative, disclose what the vaccine is or remove it from the pipeline graphics throughout the prospectus.

Response to Comment No. 3: The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 4, 96, 144, 145, 157, 158, 163, 178, 264, and F-38 of Amendment No. 2 in response to the Staff’s comment.

Notes to Consolidated Financial Statements; Note 9: Redeemable Convertible Preferred Stock and Common Stock; Redeemable Convertible Preferred Stock, page F-59

Ms. Aldave

Mr. McWilliams

Securities and Exchange Commission

October 31, 2018

4.    On page F-59 you attribute the $22.39 per share fair value of Series H redeemable preferred stock to a third-party valuation that was contemporaneously performed. Please revise your disclosure to provide the name of this valuation specialist and provide their consent. Conversely, if you determined the fair value and in doing so considered or relied in part upon a report from an independent specialist, revise your disclosure to so indicate or to attribute the fair value determination to you. See Question 233.02 related to Rule 436 of the Securities Act in the Compliance and Disclosure Interpretations related to Securities Act Rules.

Response to Comment No. 4: The Company respectfully advises the Staff that it has revised the disclosure on page F-59 of Amendment No. 2 to clarify that the Series H fair value was determined by the Company based in part on an independent third-party valuation.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1406.

Sincerely,

/s/ Gregg L. Katz

Enclosures:

cc: Stéphane Bancel, Chief Executive Officer, Moderna, Inc.

John Mendlein, Ph.D., President, Corporate and Product Strategy, Moderna, Inc.

Lori Henderson, Esq., General Counsel and Corporate Secretary, Moderna, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP